Exhibit 99.3

Consolidated Financial Statements

For the year ended

December 31, 2023

(Stated in United States Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

enCore Energy Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of enCore Energy Corp. (the “Company”), as of December 31, 2023, and 2022, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2023 and 2022, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2016.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants
(PCAOB ID:731)

March 28, 2024

enCore Energy Corp.
Consolidated Statements of Financial Position
As at December 31, 2023 and December 31, 2022
(Stated in USD unless otherwise noted)

		December 31,	December 31,
		2023	2022
	Note	$	$
Assets
Current assets
Cash		7,493,424	2,512,012
Receivables and prepaid expenses		931,170	1,244,561
Marketable securities - current	4	16,886,052	3,162,361
Deposit - uranium inventory	3	-	3,000,000
Raw materials		9,077	-
Assets held for sale	9	-	728,882
		25,319,723	10,647,816
Non-current assets
Intangible assets	5	513,721	528,282
Property, plant, and equipment	6	14,969,860	2,334,421
Marketable securities - non-current	4	3,046,787	784,832
Mineral properties	9	267,209,138	145,219,086
Mining properties	10	5,301,820	-
Reclamation deposits	9	88,500	88,500
Right-of-use asset	7	443,645	185,614
Deferred acquisition costs	8	-	6,009,303
Deferred financing costs	8	-	3,162,936
Restricted cash	2	7,679,859	54,568,668
Total assets		324,573,053	223,529,458

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		3,576,194	3,105,065
Due to related parties	13	2,520,594	441,374
Lease liability - current	7	177,641	84,262
		6,274,429	3,630,701
Non-current liabilities
Asset retirement obligations	11	10,827,806	4,752,352
Convertible promissory note	12	19,239,167	-
Lease liability - non-current	7	295,147	96,166
Total liabilities		36,636,549	8,479,219

Shareholders’ equity
Share capital	12	328,246,303	190,610,250
Share subscriptions received	12	-	51,558,624
Equity portion of convertible promissory note	12	3,813,266	-
Contributed surplus	12	19,185,942	16,218,518
Accumulated other comprehensive income		7,944,347	5,530,224
Accumulated deficit		(71,253,354)	(48,867,377)
Total shareholders’ equity		287,936,504	215,050,239
Total liabilities and shareholders’ equity		324,573,053	223,529,458

Nature of operations and going concern	1
Events after the reporting period	19

Approved on behalf of the Board of Directors on March 25, 2024:

“William M. Sheriff”	Director	“William B. Harris”	Director

The accompanying notes are an integral part of these consolidated financial statements.

enCore Energy Corp.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31, 2023, and December 31, 2022
(Stated in USD unless otherwise noted)

		Year ended
		December 31,	December 31,
		2023	2022
	Note	$	$
Expenses
Accretion	7,11,12	4,184,390	445,190
Amortization and depreciation	5,6,7	1,679,471	380,336
General administrative costs	13	4,916,760	4,914,547
Impairment of mineral properties	9	1,537,822	-
Professional fees	13	6,770,793	2,203,163
Promotion and shareholder communication		184,579	287,887
Travel		410,242	312,236
Transfer agent and filing fees		944,817	322,792
Staff costs	13	10,675,267	4,130,741
Stock option expense	12,13	4,538,747	5,744,655
Loss from operations		(35,842,888)	(18,741,547)

Foreign exchange (loss)		(2,210,492)	(58,456)
Gain (loss) on change in asset retirement obligation estimate	11	221,185	(157,227)
Gain on divestment of mineral properties	9	10,091,565	1,624,049
Gain on sale of uranium investment	3	2,575,500	35,000
Interest expense	12	(3,532,029)	(2,556)
Interest income		393,347	406,132
Loss on investment in associates		-	(586,900)
Loss on write-off of sales tax recoverable		-	(91,289)
Unrealized gain on marketable securities	4	5,917,835	1,057,405
Net loss for the year		(22,385,977)	(16,515,389)
Currency translation adjustment of subsidiaries		2,414,123	(665,809)
Comprehensive loss for the year		(19,971,854)	(17,181,198)

Loss per share
Weighted average number of common shares outstanding
- basic #		144,043,709	105,529,292
- diluted #		144,043,709	105,529,292

Basic and diluted loss per share $		(0.16)	(0.16)
Diluted loss per share $		(0.16)	(0.16)

The accompanying notes are an integral part of these consolidated financial statements.

enCore Energy Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2023, and December 31, 2022
(Stated in USD unless otherwise noted)

	Note	December 31, 2023 $	December 31, 2022 $
Operating activities
Net loss for the year		(22,385,977)	(16,515,389)
Accretion	7,11,12	4,184,390	445,190
Amortization and depreciation	5,6,7	1,679,471	380,338
Impairment charge	9	1,537,822	-
Foreign exchange (gain) loss		1,740,960	20,904
Stock option expense	12,13	4,538,747	5,744,656
Interest income		(393,347)	(406,132)
Loss on write-off of sales tax recoverable		-	91,289
Gain on divestment of mineral properties	4,9	(10,091,565)	(1,624,049)
Gain on change in asset retirement obligation estimate		(221,185)	157,226
Gain on sale of uranium investment	3	(2,575,500)	(35,000)
Settlement of asset retirement obligation	11	(291,448)	(11,324)
Unrealized (gain) loss on marketable securities	4	(5,917,835)	(1,057,405)
Loss on investment in associates		-	586,900

Changes in non-cash working capital items:
Receivables		(10,145)	36,365
Prepaids and deposits		365,910	(752,293)
Raw materials		(9,077)	-
Deposit - uranium investment	3	-	(3,000,000)
Restricted cash		46,888,809	(50,049,202)
Accounts payable and accrued liabilities		1,204,310	(3,656,511)
Due to related parties	13	2,079,221	434,902
		22,323,561	(69,209,535)
Investing activities
Acquisition of intangible assets		-	(55,150)
Acquisition of property, plant, and equipment	6	(7,914,956)	(979,501)
Acquisition of Alta Mesa	8	(54,544,357)	-
Mineral property expenditures	9	(10,700,027)	(9,860,682)
Proceeds from divestment of mineral properties	9	3,836,240	48,480
Deferred acquisition costs		-	(6,009,303)
Interest income received		393,347	406,132
Investment in uranium	3	(16,572,500)	-
Proceeds received from sale of uranium investment	3	22,148,000	4,425,000
		(63,354,253)	(12,205,024)
Financing activities
Private placement proceeds	12	25,561,689	23,057,411
Share issue costs	12	(4,631,296)	(1,473,875)
Share subscriptions received		-	51,558,624
Proceeds from the At -the-Market (ATM) sales	12	49,444,256	-
Proceeds from exercise of warrants	12	14,969,074	2,452,227
Proceeds from exercise of stock options	12	557,465	1,177,093
Repayments on convertible note	12	(40,000,000)	-
Deferred financing costs		-	(1,717,268)
Lease payments	7	(177,432)	(104,815)
		45,723,756	74,949,397

Effect of foreign exchange on cash		288,348	(211,309)
Change in cash		4,981,412	(6,676,471)
Cash, beginning of year		2,512,012	9,188,483
Cash, end of year		7,493,424	2,512,012
Supplemental cash flow information	17

The accompanying notes are an integral part of these consolidated financial statements.

enCore Energy Corp.
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

	Number of shares #	Share capital $	Share subscriptions received $	Convertible Promissory note (equity portion) $	Contributed surplus $	Accumulated other comprehensive income (loss) $	Accumulated Deficit $	Total shareholders’ equity $
January 1, 2022	98,902,678	162,582,365	-	-	12,662,103	6,196,033	(32,351,988)	149,088,513
Private placement	6,535,947	23,057,411	-	-	-	-	-	23,057,411
Share issuance costs	-	(2,146,218)	-	-	672,343	-	-	(1,473,875)
Shares issued for exercise of warrants	2,291,642	2,599,999	-	-	(147,772)	-	-	2,452,227
Shares issued for exercise of stock options	1,016,436	3,905,580	-	-	(2,728,487)	-	-	1,177,093
Stock option expense	-	-	-	-	5,744,656	-	-	5,744,656
Shares issued for services	193,348	611,113	-	-	-	-	-	611,113
Share subscriptions received	-	-	51,558,624	-	-	-	-	51,558,624
Adjustment to investment in associate	-	-	-	-	15,675	-	-	15,675
Cumulative translation adjustment	-	-	-	-	-	(665,809)	-	(665,809)
Loss for the year	-	-	-	-	-	-	(16,515,389)	(16,515,389)
December 31, 2022	108,940,051	190,610,250	51,558,624	-	16,218,518	5,530,224	(48,867,377)	215,050,239

January 1, 2023	108,940,051	190,610,250	51,558,624	-	16,218,518	5,530,224	(48,867,377)	215,050,239
Public offering	10,615,650	25,561,689	-	-	-	-	-	25,561,689
Conversion of subscriptions to shares	23,277,000	51,737,788	(51,737,788)	-	-	-	-	-
Share issuance costs	-	(7,702,013)	-	-	1,415,057	-	-	(6,286,956)
Shares issued for exercise of warrants	6,034,478	16,995,629	-	-	(2,026,555)	-	-	14,969,074
Shares issued for exercise of stock options	575,676	1,598,704	-	-	(1,041,239)	-	-	557,465
Shares issued for ATM	15,690,943	49,444,256	-	-	-	-	-	49,444,256
Stock option expense	-	-	-	-	4,538,747	-	-	4,538,747
Equity portion of convertible promissory note	-	-	-	3,813,266	-	-	-	3,813,266
Fair value of replacement options for Alta Mesa acquisition (Note 9)	-	-	-	-	81,414	-	-	81,414
Cumulative translation adjustment	-	-	179,164	-	-	2,414,123	-	2,593,287
Loss for the year	-	-	-	-	-	-	(22,385,977)	(22,385,977)
December 31, 2023	165,133,798	328,246,303	-	3,813,266	19,185,942	7,944,347	(71,253,354)	287,936,504

The accompanying notes are an integral part of these consolidated financial statements.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

1.	Nature of operations and going concern

enCore Energy Corp. was incorporated on October 30, 2009 under the Laws of British Columbia, Canada. enCore Energy Corp., together with its subsidiaries (collectively referred to as the “Company” or “enCore”), is principally engaged in the acquisition, exploration, and development of uranium resource properties in the United States. In Q1 2024, the Company’s Rosita project transitioned to production. The Company’s common shares trade on the TSX Venture Exchange and directly on a U.S. Exchange under the symbol “EU.” The Company’s corporate headquarters is located at 101 N Shoreline, Suite 560, Corpus Christi, TX 78401.

On September 14, 2022, the Company consolidated its issued and outstanding shares on a ratio of three old common shares for every one new post-consolidated common share (the “Share Consolidation”). All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this Share Consolidation.

These consolidated financial statements have been prepared on the going concern basis which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due, under the historical cost convention except for certain financial instruments that are measured at fair value, as detailed in the Company’s accounting policies.

Geopolitical uncertainty

Geopolitical uncertainty driven by the Russian invasion of Ukraine has led many governments and utility providers to re-examine supply chains and procurement strategies reliant on nuclear fuel supplies coming out of, or through, Russia. Sanctions, restrictions, and an inability to obtain insurance on cargo have contributed to transportation and other supply chain disruptions between producers and suppliers. As a result of this and coupled with multiple years of declining uranium production globally, uranium market fundamentals are shifting from an inventory driven market to one more driven by production.

2.	Material accounting policy information

Basis of preparation

These financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented unless otherwise stated.

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the accounting policies. Those areas involving a higher degree of judgment and complexity or areas where assumptions and estimates are significant to the consolidated financial statements are discussed below.

These financial statements were approved for issuance by the Board of Directors on March 25, 2024.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

2.	Material accounting policy information (continued)

Comparatives

Certain figures in the comparative period consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of change in equity and consolidated statements of cash flows have been reclassified to meet the current presentation.

Basis of measurement

These financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. All dollar amounts presented are in United States Dollars (“U.S. Dollars”) unless otherwise specified. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Functional and presentation currency

These financial statements are presented in U.S. Dollars, unless otherwise specified. During the year ended December 31, 2022, the Company changed its presentation currency from Canadian Dollars to U.S. Dollars. The change in presentation currency is to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the exploration industry.

The functional currency of enCore Energy Corp. is the Canadian Dollar. The functional currency of the Company’s subsidiaries is the U.S. Dollar based on the currency of the primary economic environment in which these subsidiaries operate.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge. Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive loss in the consolidated statement of loss and comprehensive loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive loss. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

On consolidation, the parent Company’s financial statements are translated into the presentation currency, being the U.S. Dollar. Assets and liabilities are translated at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period in which they arise. Exchange differences are recognized in accumulated comprehensive loss as a separate component within equity.

Consolidation

These financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when an investor has existing rights that give it the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a Company’s share capital. All significant intercompany transactions and balances have been eliminated.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

2.	Material accounting policy information (continued)

These consolidated financial statements include the financial statements of the Company and its significant subsidiaries listed in the following table:

Name of Subsidary	Place of Incorporation	Ownership Interest	Principal Activity	Functional Currency
Tigris Uranium US Corp.	Nevada, USA	100%	Mineral Exploration	USD
Metamin Enterprises US Inc.	Nevada, USA	100%	Mineral Exploration	USD
URI, Inc.	Delaware, USA	100%	Mineral Exploration	USD
Neutron Energy, Inc. [3]	Nevada, USA	N/A	Mineral Exploration	USD
Uranco, Inc.	Delaware, USA	100%	Mineral Exploration	USD
Uranium Resources, Inc. [2]	Delaware, USA	N/A	Mineral Exploration	USD
HRI-Churchrock, Inc.	Delaware, USA	100%	Mineral Exploration	USD
Hydro Restoration Corp. [1]	Delaware, USA	N/A	Mineral Exploration	USD
Belt Line Resources, Inc.[1]	Texas, USA	N/A	Mineral Exploration	USD
enCore Energy US Corp.	Nevada, USA	100%	Holding Company	USD
Azarga Uranium Corp.	British Columbia, CA	100%	Mineral Exploration	USD
Powertech (USA) Inc.	South Dakota, USA	100%	Mineral Exploration	USD
URZ Energy Corp.	British Columbia, CA	100%	Mineral Exploration	USD
Ucolo Exploration Corp.	Utah, USA	100%	Mineral Exploration	USD
enCore Alta Mesa LLC	Texas, USA	100%	Mineral Exploration	USD
Leoncito Plant, LLC	Texas, USA	100%	Mineral Exploration	USD
Leoncito Restoration, LLC	Texas, USA	100%	Mineral Exploration	USD
Leoncito Project, LLC	Texas, USA	100%	Mineral Exploration	USD
Azarga Resources Limited	British Virgin Islands	100%	Mineral Exploration	USD
Azarga Resources (Hong Kong) Ltd.	Hong Kong	100%	Mineral Exploration	USD
Azarga Resources USA Company	Colorado, USA	100%	Mineral Exploration	USD
Azarga Resources Canada Ltd.	British Columbia, CA	100%	Mineral Exploration	USD

[1]	Hydro Restoration Corp. and Belt Line Resources, Inc. were divested in April 2023 (Note 4,9).
[2]	Uranium Resources, Inc. was dissolved during the year.
[3]	Neutron Energy, Inc. was divested in July 2023 (Note 4,9).

Cash

Cash is comprised of cash held at banks and demand deposits.

Restricted cash

As of December 31, 2023, the Company deposited $7,679,859 for collateralization of its performance obligations with an unrelated third party also known as performance bonds. These funds are not available for the payment of general corporate obligations. The performance bonds are required for future restoration and reclamation obligations related to the Company’s operations. (Note 11).

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

2.	Material accounting policy information (continued)

Asset retirement obligations

Various federal and state mining laws and regulations require the Company to reclaim the surface areas and restore underground water quality for its in situ recovery (ISR) projects to the pre-existing or background average quality after the completion of mining. Asset retirement obligations, consisting primarily of estimated restoration and reclamation costs at the Company’s ISR projects, are recognized in the period incurred and recorded as liabilities at fair value. Such obligations, which are initially estimated based on discounted cash flow estimates, are accreted to full value over time through charges to accretion expense. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the life of the related asset. Asset retirement obligations are periodically adjusted to reflect changes in the estimated present value resulting from revisions to the estimated timing or amount of restoration and reclamation costs. As the Company completes its restoration and reclamation work at its properties, the liability is reduced by the carrying value of the related asset retirement liability based on completion of each restoration and reclamation activity. Any gain or loss upon settlement is charged the consolidated statement of loss in the period. The Company reviews and evaluates its asset retirement obligations annually or more frequently if deemed necessary.

Assets held for sale

The Company classifies long-lived assets or disposal groups to be sold as held for sale in the period in which all of the following criteria are met: management commits to a plan to sell the asset or disposal group; the asset or disposal group is available for immediate sale; an active program to locate a buyer is initiated; the sale of the asset or disposal group is highly probable, within 12 months.

Mineral properties

The Company has certain mineral property assets that are in the exploration stage, and records exploration and evaluation assets, which consist of the costs of acquiring licenses for the right to explore and costs associated with exploration and evaluation activity, at cost. All direct and indirect costs related to the acquisition, exploration and development of exploration and evaluation assets are capitalized by property.

The exploration and evaluation assets are capitalized until the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable. Exploration and evaluation assets are then assessed for impairment and reclassified to mining property on the consolidated statement of financial position. If an exploration and evaluation property interest is abandoned, both the acquisition costs and the exploration and evaluation cost will be written off to net income or loss in the period of abandonment.

On an ongoing basis, exploration and evaluation assets are reviewed on a property-by-property basis to consider if there are any indicators of impairment, including the following:

(i)	Whether the period during which the Company has the right to explore in the specific area has expired during the year or will expire in the near future;

(ii)	Whether substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

(iii)	Whether the Company has decided to discontinue activities in an area as the exploration and evaluation activities in the area have not led to the discovery of commercially viable quantities of mineral resources; and

(iv)	Whether sufficient data exists to indicate, although a development in a specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

If any indication of impairment exists, an estimate of the exploration and evaluation asset’s recoverable amount is determined. The recoverable amount is determined as the higher of the fair value less costs of disposal for the exploration and evaluation property interest and its value in use. The fair value less costs of disposal and the value in use is determined for an individual exploration and evaluation property interest, unless the exploration and evaluation property interest does not generate cash inflows that are largely independent of other exploration and evaluation property interests. If this is the case, the exploration and evaluation property interests are grouped together into cash generating units (“CGUs”) for impairment purposes. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in net income or loss for the period. Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior periods. A reversal of an impairment loss is recognized in the period in which that determination was made in net income or loss.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

2.	Material accounting policy information (continued)

Investments in uranium

Investments in uranium are initially recorded at cost, on the date that control of the uranium passes to the Company. Cost is calculated as the purchase price and any directly attributable expenditure. Subsequent to initial recognition, investments in uranium are measured at fair value at each reporting period end. Fair value is determined based on the most recent month-end spot prices for uranium published by UxC LLC (“UxC”). Related fair value gains and losses subsequent to initial recognition are recorded in the consolidated statement of loss and comprehensive loss as a component of “Other Income (Expense)” in the period in which they arise.

In 2022, the Company entered into fixed price agreements for future purchases of uranium. These agreements required the Company to make a deposit at the time of contract execution toward its future purchase. These deposits are recorded on the Company’s statement of financial position in accordance with IFRS 9. The deposit was fully applied in 2023 and now has a balance of nil.

Investments in associates

Investments in associates are accounted for using the equity method. The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for the Company’s proportionate share of the earnings or loss. The cost of the investment includes transaction costs.

Adjustments are made to align the accounting policies of the associate with those of the Company before applying the equity method. When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, the Company resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

Property, plant and equipment

Useful lives are based on the Company’s estimate at the date of acquisition and are as follows for each class of assets:

Category	Range
Uranium Plants	Straight-line over 15-25 years
Other Property Plant and Equipment	Straight-line over 3-5 years
Software	Straight-line over 2-3 years
Furniture	Straight-line over 3-5 years
Buildings	Straight-line over 10-40 years

Uranium plants

Uranium plant expenditures for new facilities or equipment and expenditures that extend the useful lives of existing facilities or equipment are capitalized and recorded at cost. Depreciation of uranium plants is computed based upon the estimated useful lives of the assets. Repair and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

2.	Material accounting policy information (continued)

Other property, plant and equipment and furniture

Other property, plant and equipment consists of office equipment, and transportation equipment. Depreciation on other property, plant and equipment and furniture is computed based upon the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed.

Buildings

Depreciation on buildings is computed based upon the estimated useful lives of the asset. Repairs and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed.

Software

Software acquired in the normal course of business through a perpetual license is capitalized and depreciated over the estimated useful life of the asset. Support and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed.

Intangible assets

Intangible assets are recognized and measured at cost. Intangible assets with indefinite useful lives are assessed for impairment annually and whenever there is an indication that the intangible asset may be impaired. Intangible assets that have finite useful lives are amortized over their estimated remaining useful lives. Amortization methods and useful lives are reviewed at each reporting period and are adjusted if appropriate.

Useful lives are based on the Company’s estimate at the date of acquisition and are as follows for each class of assets:

Category	Range
Data Access Agreement	Straight-line over 14 years
Data Purchases	Indefinite life intangible asset

Impairment of non-financial assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs of disposal and the value in use. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects a current market assessment of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs. When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

2.	Material accounting policy information (continued)

Leases

In accordance with IFRS 16, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset represents the Company’s right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term.

Current and deferred income tax

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Temporary differences are not provided for the initial recognition of assets or liabilities that do not affect either accounting or taxable loss or those differences relating to investments in subsidiaries to the extent that they are not probable to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the date of the statement of financial position.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it is not recorded.

Recovery of deferred tax assets

Judgment is required in determining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods. The Company has not recorded any deferred tax assets.

Loss per share

The Company presents basic and diluted loss per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the loss of the Company by the weighted average number of common shares outstanding during the year, adjusted for own shares held. Diluted EPS is determined by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding, adjusted for own shares held and for the effects of all potential dilutive common shares related to outstanding stock options and warrants issued by the Company for the years presented, except if their inclusion proves to be anti-dilutive.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

2.	Material accounting policy information (continued)

Share-based payments

The fair value of all stock options granted to directors, officers, and employees is recorded as a charge to operations and a credit to contributed surplus. The fair value of these stock options is measured at the grant date using the Black-Scholes option pricing model. The fair value of stock options which vest immediately is recorded at the grant date. For stock options which vest in the future, the fair value of stock options, as adjusted for the expected level of vesting of the stock options and the number of stock options which ultimately vest, is recognized over the vesting period. Stock options granted to non-employees are measured at the fair value of goods or services rendered or at the fair value of the instruments issued if it is determined that the fair value of the goods or services received cannot be reliably measured. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Warrants issued to brokers are measured at their fair value on the vesting date and are recognized as a deduction from equity and credited to contributed surplus. The fair value of stock options and warrants issued to brokers are estimated using the Black-Scholes option pricing model. Any consideration received on the exercise of stock options and/or warrants, together with the related portion of contributed surplus, is credited to share capital.

Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and explore its exploration and evaluation assets. These equity financing transactions may involve the issuance of common shares or units. Each unit comprises of a certain number of common shares and a certain number of share purchase warrants.

Depending on the terms and conditions of each equity financing agreement, the Warrants are exercisable into additional common shares at a price prior to expiry as stipulated by the agreement. Warrants that are part of units are valued based on the residual value method. Warrants that are issued as payment for agency fees or other transactions costs are accounted for as share-based payments.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets and liabilities are recognized when the rights to receive or obligation to pay cash flows from the assets or liabilities have expired or been settled or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive loss (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL. Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of loss and comprehensive loss in the period in which they arise.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

2.	Material accounting policy information (continued)

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in the consolidated statement of loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through the consolidated statement of loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition of financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss.

Derivative financial assets

Warrants are classified as derivative financial assets and are recorded at FVTPL. Warrants without an active market that are received as attachments to common share units are initially recorded at nominal amounts. At the time of purchase the total unit cost is allocated in full to each common share. Subsequent value is determined at measurement date using a valuation technique, such as the Black-Scholes option pricing model, or when the valuation technique input variables are not reliable, using the intrinsic value, which is equal to the higher of the market value of the underlying security, less the exercise price of the warrant, or zero.

Newly adopted accounting standards and interpretations

Effective for annual reporting periods beginning on or after January 1, 2023, the Company adopted the following amendments:

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) – the amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy.

Definition of Accounting Estimates (Amendments to IAS 8) – the amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.” Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty. The amendments clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error.

The adoption of these amendments did not have a material impact on the results of its operations and financial position.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

2.	Material accounting policy information (continued)

Use of estimates

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates, assumptions, and judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Although management uses historical experience and its best knowledge of the expected amounts, events or actions to form the basis for estimates, actual results may differ from these estimates.

Critical accounting estimates:

The assessment of the recoverable amount of mineral properties as a result of impairment indicators – When indicators of impairment are identified, recoverable amount calculations are based either on discounted estimated future cash flows or on comparable recent transactions. The assumptions used are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these assumptions may alter the results of impairment testing, the amount of the impairment charges recorded in the statement of loss and comprehensive loss and the resulting carrying values of assets.

Asset retirement obligations - Significant estimates were utilized in determining future costs to complete groundwater restoration, plugging and abandonment of wellfields and surface reclamation at the Company’s uranium sites. Estimating future costs can be difficult and unpredictable as they are based principally on current legal and regulatory requirements and ISR site closure plans that may change materially. The laws and regulations governing ISR site closure and remediation in a particular jurisdiction are subject to review at any time and may be amended to impose additional requirements and conditions which may cause our provisions for environmental liabilities to be underestimated and could materially affect our financial position or results of operations. Estimates of future asset retirement obligation costs are also subject to operational risks such as acceptability of treatment techniques or other operational changes.

Critical accounting judgments:

The assessment of indicators of impairment for mineral properties - The Company follows the guidance of IFRS 6 to determine when a mineral property asset is impaired. This determination requires significant judgment. In making this judgment, the Company evaluates, among other factors, the results of exploration and evaluation activities to date and the Company’s future plans to explore and evaluate a mineral property.

Valuation of acquired mineral properties – The valuation of mineral properties acquired by the Company requires significant judgement. Acquired mineral properties are valued at their fair market value which can require significant estimates in future cash flows, production, and timing.

Business combinations and divestments - The determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business is presumed to be an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or economic benefits. The acquisition of Alta Mesa on February 14, 2023 (Note 8) was determined to constitute an acquisition of assets.

The Company completed two transactions in 2023 to divest of non-core assets that resulted in receipt of marketable securities (Note 4). Neither of these transactions led to the Company holding significant influence according to the definition of IAS 28 Investments in Associates, accordingly, they were accounted for as equity investments with the fair value of the securities on the transaction date being recorded on the Company’s Statement of Financial Position.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

3.	Uranium contracts

Investments in uranium are categorized in Level 1 of the fair value hierarchy (Note 15).

The following table summarizes the fair value of the physical uranium investment:

	Investment in uranium $	Quantity in pounds (lbs)
Balance, December 31, 2021	4,210,000	100,000
Sale of uranium investment	(4,245,000)	(100,000)
Gain on sale of uranium	35,000
Balance, December 31, 2022	-	-
Investment in uranium	19,572,500	400,000
Sale of uranium investment	(22,148,000)	(400,000)
Gain on sale of uranium	2,575,500
Balance, December 31, 2023	-	-

During the year ended December 31, 2023, the Company bought and sold 400,000 lbs of U3O8 (December 31, 2022: 100,000 lbs) and recognized a gain of $2,575,500 (December 31, 2022: $35,000).

Deposits on uranium investment

In 2022, the Company entered into two uranium concentrates purchase agreements with an unrelated third party to purchase 300,000 pounds of uranium concentrates from the seller for total consideration of $13,650,000 ($45.33/lb average). The contracts required initial deposits of $3,000,000 cumulative, which was paid in 2022, and final payment totaling $10,650,000 in 2023.

Sales contracts

In 2021, the Company entered into several contracts with traders and nuclear utilities. These contracts are designed to retain exposure to spot pricing while also incorporating minimum floor and maximum ceiling prices, which are adjusted annually for inflation. The minimum floor prices are set to ensure a reasonable margin over the Company’s expected operational costs, allowing for participation in potential increases in uranium prices.

As of December 31, 2023, uranium sales contracts over the next five years are as follows:

Year	Sales Commitments in Pounds
2024	720,000
2025	700,000
2026	700,000
2027	650,000
2028	200,000

Loan agreements

In December 2023 the Company entered into a Master Transaction Agreement which included a loan agreement with Boss Energy Ltd. The master transaction agreement closed February 19, 2024 (Note 19). Pursuant to the loan agreement Boss Energy will loan the Company up to 200,000 pounds of uranium. The loan will bear interest of 9% and be repayable in 12 months in cash or uranium at the election of Boss Energy.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

4.	Marketable securities

In May 2022, the Company divested Cibola Resources, LLC to Elephant Capital (“Elephant”) pursuant to a Share Purchase Agreement whereby the Company received consideration in the form of 11,308,250 common shares with a market value of $0.27 per share. Elephant was subsequently acquired by Evolving Gold Corp., who renamed themselves American Future Fuel Corp. (“AFFC”). Accordingly, the 11,308,250 shares of Elephant were converted to 11,308,250 shares of AFFC (CSE: AMPS). The cost base of the Company’s shareholdings is $3,041,955.

As at December 31, 2023, all of the shares held are free trading (the “Trading Shares”) or will become free trading within the next 12 months. These shares have been classified as a current asset on the consolidated statements of financial position, due to the Company’s ability to liquidate those shareholdings within the next 12 months. These shares are carried at a fair value of $2,265,794 ($0.20 per share) (December 31, 2022 - $3,924,156 ($0.35 per share)).

In October 2022, the Company received 80,000 common shares of Uravan Minerals Inc. (“Uravan”) with a market value of $0.12 per share pursuant to its previous agreement with Prime Fuels Corp. (“PFC”) to divest of the Company’s Lisbon mining claims. The agreement required that PFC pay the Company 10% of any consideration PFC received upon sale, transfer, or exchange to a third party. Uravan acquired PFC and all of the mineral claims on October 28, 2022. The cost base of the Company’s shareholdings was $9,530. The shares were classified as a current asset on the consolidated statements of financial position, due to the Company’s ability to liquidate those shareholdings within the next 12 months. On July 7, 2023, in conjunction with Uravan’s acquisition of all of the outstanding shares of Nuclear Fuels Inc, (“NFI”) these shares were converted on a 1:0.8 basis. or 64,000 common shares of Nuclear Fuels Inc.

In April 2023, the Company divested of Belt Line Resources Inc and Hydro Restoration Corp to Nuclear Fuels Inc (“NFI”) pursuant to a Share Purchase Agreement whereby the Company received consideration in the form of 8,566,975 common shares (19.9% of the total shareholding in NFI) with a market value of $0.33 per share. The Company exercised significant judgement in the assessment of the interest in NFI specifically when considering the level of decision-making authority the Company could exercise over NFI and concluded that NFI is an equity investment recorded and measured at fair value through profit and loss (FVTPL).

During the year ended December 31, 2023, NFI was acquired by Uravan Minerals Inc., who renamed themselves Nuclear Fuels Inc. As a result of this transaction the Company received 696,825 additional shares related to a contractual top up right for a total aggregate ownership of 9,327,800 shares (19.9% of the total shareholding in NFI). The cost base of the Company’s shareholdings of NFI is $2,802,030.

As at December 31, 2023, 3,731,120 of the shares held are free trading or will become free trading within the next 12 months. These shares have been classified as a current asset on the consolidated statements of financial position, due to the Company’s ability to liquidate those shareholdings within the next 12 months. As at December 31, 2023, 5,596,680 of the shares have been classified as a non-current asset on the consolidated statements of financial position, due to the Company’s inability to liquidate those shareholdings within the next 12 months. The fair value of the 9,327,800 Nuclear Fuels, Inc shares at December 31, 2023 is $5,077,980 ($0.544 per share).

In July 2023, the Company divested of Neutron Energy Inc. to Anfield Energy Inc. (“Anfield”) pursuant to a Share Purchase Agreement whereby the Company received consideration of C$5,000,000 and 185,000,000 common shares (19.56% of the total shareholding in Anfield). The shares were classified as a current asset on the consolidated statements of financial position, due to the Company’s ability to liquidate those shareholdings within the next 12 months. These shares are carried at a fair value of $12,589,065 ($0.068 per share).

In accordance with the Company’s material accounting policy, each of these common shares is classified as FVTPL, with gains/losses being recognized to the consolidated statements of loss and comprehensive loss.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

4.	Marketable securities (continued)

The following table summarizes the fair value of the Company’s marketable securities at December 31, 2023:

		Marketable securities
	Volume	current $	non-current $
Balance, December 31, 2021		-	-
Additions	11,388,250	2,443,094	608,391
Change in fair value		848,814	208,591
Foreign exchange translation		(129,547)	(32,151)
Balance, December 31, 2022	11,388,250	3,162,361	784,831
Additions	194,247,800	7,022,600	2,792,500
Reclass from non-current to current		787,559	(787,559)
Change in fair value		5,732,355	185,480
Foreign exchange translation		181,177	71,535
Balance, December 31, 2023	194,247,800	16,886,052	3,046,787

5.	Intangible assets

In 2018, the Company acquired access to certain uranium exploration data from VANE Minerals (US) LLC (“VANE”) in exchange for 3,000,000 common shares at a fair value of $264,096. In 2023, the Company agreed to assume storage and maintenance responsibilities for the data in return for permanent ownership and granting the seller certain back-in rights for any projects developed from the use of the data.

In 2020, for $67,251 the Company permanently acquired certain electronic data pertaining to properties in South Texas from Signal Equities, LLC. The intangible asset was determined to have an indefinite life and therefore is not being amortized but reviewed for impairment annually and more frequently if required.

In 2020, the Company permanently acquired the Grants Mineral Belt database for $200,000 through its asset acquisition with Westwater Resources, Inc. In 2021, the Company increased its ownership of related borehole log data through a second purchase of $17,500. This intangible asset was determined to have an indefinite life and therefore is not being amortized but reviewed for impairment annually or more frequently if required.

In 2022, the Company acquired access to the Getty Minerals Database from Platoro West Incorporated for $55,948. The intangible asset was determined to have an indefinite life and therefore is not being amortized but reviewed for impairment annually and more frequently if required.

There were no indicators of impairment as at December 31, 2023. The change in the intangible assets during the years ended December 31, 2022, and the year ended December 31, 2023, was as follows:

	VANE Agreement $	Getty Database $	Signal Equities Database $	Grants Mineral Belt Database $	Total $
Balance, December 31, 2021	207,504	-	67,251	217,241	491,996
Additions	-	55,948	-	-	55,948
Amortization	(19,764)	-	-	-	(19,764)
Currency translation adjustment	900	(798)	-	-	102
Balance, December 31, 2022	188,640	55,150	67,251	217,241	528,282
Amortization	(19,053)	-	-	-	(19,053)
Currency translation adjustment	5,395	(895)	893	(901)	4,492
Balance, December 31, 2023	174,982	54,255	68,144	216,340	513,721

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

6.	Property, plant, and equipment

In February 2023, through its asset acquisition of Alta Mesa, the Company acquired a variety of property, plant, and equipment assets (Note 9).

In May 2023, the Company acquired proprietary Prompt Fission Neutron (“PFN”) technology and equipment. The asset is amortized over its expected useful economic life of 10 years.

	Uranium plants $	Other property and equipment $	Furniture $	Buildings $	Software $	Total $
Balance, December 31, 2021	1,309,515	214,748	16,470	62,946	-	1,603,679
Additions	758,747	172,198	8,507	-	60,135	999,587
Disposals
Depreciation	(162,208)	(78,646)	(4,377)	(2,316)	(21,298)	(268,845)
Balance, December 31, 2022	1,906,054	308,300	20,600	60,630	38,837	2,334,421
Additions	9,125,821	4,603,420	94,035	308,384	-	14,131,660
Disposals
Depreciation	(625,951)	(792,836)	(28,726)	(15,959)	(30,192)	(1,493,664)
Currency translation adjustment	-	305	(1,612)	-	(1,250)	(2,557)
Balance, December 31, 2023	10,405,924	4,119,189	84,297	353,055	7,395	14,969,860

7.	Right-of-use assets and lease liability

In 2021, the Company entered into a contractual agreement to lease office space in Corpus Christi, Texas through June 30, 2025. The terms of the lease call for a monthly lease payment of $5,417. The Company recorded a right-of use (“ROU”) asset and a corresponding lease obligation of $221,139 on July 1, 2021.When measuring the present value of lease obligations, the remaining lease payments were discounted using the estimated borrowing rate of 7%.

In 2021, the Company acquired a lease agreement for additional office space in Vancouver, B.C. through July 10, 2023. During the year ended December 31, 2023, this lease expired, and the related security deposit was returned to the Company.

In 2022, the Company entered into a contractual agreement to lease office space in Corpus Christi, Texas through August 31, 2024. During the year ended December 31, 2023, this lease was terminated.

In 2023, the Company entered into a contractual agreement to lease office space in Corpus Christi, Texas through June 30, 2025. The terms of the lease call for a monthly lease payment of $1,516. The Company recorded a right-of use (“ROU”) asset and a corresponding lease obligation of $40,325 on February 1, 2023. When measuring the present value of lease obligations, the remaining lease payments were discounted using the estimated borrowing rate of 7%.

In 2023, the Company entered into a contractual agreement to lease additional office space in Corpus Christi, Texas through June 30, 2025. The terms of the lease call for a monthly lease payment of $5,994. The Company recorded a right-of use (“ROU”) asset and a corresponding lease obligation of $149,325 on April 1, 2023. When measuring the present value of lease obligations, the remaining lease payments were discounted using the estimated borrowing rate of 7%.

In 2023, the Company entered a contractual agreement to lease office space in Dallas, Texas through October 31, 2028. The terms of the lease call for a monthly lease payment of $5,087. The Company recorded a right-of use (“ROU”) asset and a corresponding lease obligation of $260,141 on June 1, 2023. When measuring the present value of lease obligations, the remaining lease payments were discounted using the estimated borrowing rate of 7%.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

7.	Right-of-use assets and lease liability (continued)

The change in the lease liability during the year ended December 31, 2022, and the year ended December 31, 2023 was as follows:

	Leased asset $	Leased offices $	Total $
Balance, December 31, 2021	3,416	246,093	249,509
Additions	-	34,898	34,898
Accretion	77	15,157	15,234
Lease payments made	(3,493)	(103,953)	(107,446)
Currency translation adjustment	-	(11,767)	(11,767)
Balance, December 31, 2022	-	180,428	180,428
Less: current lease liability	-	(84,262)	(84,262)
Balance (long-term), December 31, 2022	-	96,166	96,166
Additions	-	449,823	449,823
Lease termination	-	(22,945)	(22,945)
Accretion	-	32,838	32,838
Lease payments made	-	(177,439)	(177,439)
Currency translation adjustment	-	10,083	10,083
Balance, December 31, 2023	-	472,788	472,788
Less: current lease liability	-	(177,641)	(177,641)
Balance (long-term), December 31, 2023	-	295,147	295,147

As of December 31, 2023, the undiscounted future lease payments are as follows:

Year	$
2024	206,196
2025	140,121
2026	63,874
2027	65,182
2028	55,227
Total	530,600

8.	Asset acquisition

In November 2022, the Company, and Energy Fuels, Inc (“Energy Fuels”) entered into a Definitive Agreement. Pursuant to the terms and subject to the conditions in the Definitive Agreement, on February 14, 2023, the Company acquired the Alta Mesa in-Situ Recovery uranium project (“Alta Mesa”).

The aggregate amount of the total consideration was $120,574,541 which consisted of a cash payment of $60,000,000, the issuance of a $60,000,000 secured vendor takeback convertible promissory note and 44,681 enCore stock options (the “Replacement Options”) for options held by Energy Fuels option holders, valued at $81,414 using the Black-Scholes option pricing model, and total transaction costs of $493,127 associated with the Arrangement.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

8.	Asset acquisition (continued)

The transaction did not qualify as a business combination according to the definition in IFRS 3 Business Combinations. It has been accounted for as an asset acquisition with the purchase price allocated based on the estimated fair value of the assets and liabilities summarized as follows:

Consideration	$
Cash	60,000,000
Convertible promissory note	60,000,000
Fair value of replacement options	81,414
Transaction costs	493,127
Total consideration value	120,574,541

Net assets acquired	$
Prepaids	42,374
Property, plant, and equipment	6,111,000
Mineral properties	120,196,484
Asset retirement obligations	(5,488,969)
Accounts payable and accrued liabilities	(286,348)
Total net assets acquired	120,574,541

The value of the replacement options has been derived using the Black-Scholes option pricing model. The weighted average assumptions used in the Black-Scholes option pricing model are as follows:

Weighted Average
Exercise Price	$3.10
Share price	$3.20
Discount Rate	3.39%
Expected life (years)	5.00
Volatility	99.48%
Fair value of replacement options (CAD per option):	$2.43

The fair value of the Replacement Options is based on the issuance of 44,681 options with a fair value of $81,414 (C$108,636).

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

9.	Mineral properties

	Arizona $	Colorado $	New Mexico $	South Dakota $	Texas $	Utah $	Wyoming $	Total $
Balance, December 31, 2021	900,719	619,902	4,395,822	85,667,919	1,455,206	1,804,283	41,235,727	136,079,578
Exploration costs:
Drilling	-	-	-	-	197,422	-	-	197,422
Acquisition, maintenance and lease fees	111,004	-	472,401	-	2,523,123	39,566	397,324	3,543,418
Permitting & Licensing	-	(30,280)	-	251,863	339,225	5,698	273,726	840,232
Personnel	4,500	8,621	-	301,066	280,341	19,620	207,518	821,666
Recoveries	-	(20,000)	-	-	-	(2,000)	-	(22,000)
Resource review	118,500	-	37,125	-	47,104	1,680	10,080	214,489
Divestment:
Divestment of mineral interest	-	-	-	-	-	(28,485)	-	(28,485)
Assets held for sale	(358,969)	-	-	-	-	-	(369,913)	(728,882)
Project development costs:
Construction of wellfields	-	-	-	-	1,670,151	-	-	1,670,151
Drilling	-	-	-	-	2,109,835	-	-	2,109,835
Personnel	-	-	-	-	521,662	-	-	521,662
Balance, December 31, 2022	775,754	578,243	4,905,348	86,220,848	9,144,069	1,840,362	41,754,462	145,219,086
Exploration costs:
Drilling	-	-	-	-	7,300	-	-	7,300
Acquisition, maintenance and lease fees	99,415	4,544	49,370	312,927	121,414,182	49,910	296,298	122,226,646
Consulting	141	4,566	138	4,742	96,937	552	38,511	145,587
Personnel	-	8,069	-	174,850	426,773	-	75,317	685,009
Impairment	-	-	-	-	(1,537,168)	(658)	-	(1,537,826)
Divestment:
Divestment of mineral interest	(358,969)	-	(2,433,353)	-	-	-	(376,039)	(3,168,361)
Assets held for sale	358,969	-	-	-	-	-	369,913	728,882
Project development costs:
Construction of wellfields	-	-	-	-	1,060,260	-	-	1,060,260
Drilling	-	-	-	-	5,898,856	-	-	5,898,856
Personnel	-	-	-	-	1,245,519	-	-	1,245,519
Reclassification
Reclassification to mining properties	-	-	-	-	(5,301,820)	-	-	(5,301,820)
Balance, December 31, 2023	875,310	595,422	2,521,503	86,713,367	132,454,908	1,890,166	42,158,462	267,209,138

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

9.	Mineral properties (continued)

Assets Held for Sale

On April 1, 2023, the Company divested its subsidiaries Belt Line Resources, Inc. and Hydro Restoration Corp to NFI (Note 4). Beltline Resources, Inc owned the Moonshine Springs project in Arizona. Hydro Restoration Corp owned the Kaycee and Bootheel projects in Wyoming. Pursuant to two Share Purchase Agreements dated November 3, 2022, the Company received 8,566,975 shares of NFI with a fair value of $2,792,500. The net book value of the two subsidiaries was $735,863 at the transaction date, resulting in a gain on divestment of subsidiary of $2,056,637.

Arizona

The Company owns or controls several Arizona State mineral leases and unpatented federal lode mining claims covering acreage in northern Arizona strip district.

At December 31, 2023, the Company held cash bonds for $88,500 (December 31, 2022 - $88,500) with the Bureau of Land Management. Subsequent to the period ended December 31, 2023, the bond has been released and funds have been returned to the Company (Note 19).

Colorado

Centennial

The Centennial Uranium Project is located in Colorado. In 2006, the Company entered into an option agreement to purchase uranium rights on certain areas of the Centennial Project for consideration of $1,895,000 plus contingent payments of $3,165,000. Pursuant to the agreement, the contingent payments are payable upon receipt of regulatory permits and licenses allowing uranium production. If the Company does not obtain such permits and licenses by September 27, 2019, the uranium rights, at the option of the seller, can be transferred back to the seller. To date, the Company has neither obtained the required permits and licenses, nor has it been able to renegotiate the option agreement. The Company is attempting to renegotiate the option agreement and the seller has not exercised its option to have the uranium rights transferred back.

New Mexico

On July 20, 2023, the Company divested its subsidiary Neutron Energy, Inc, including its holding of the Marquez-Juan Tafoya Uranium Project to Anfield Energy, Inc. Pursuant to a Share Purchase Agreement, the Company received cash consideration of $3,796,000 (C$5,000,000) and 500,000,000 shares of Anfield with a fair value of $7,022,600. (Note 4). The net book value of the subsidiary was $2,433,353 at the transaction date, transaction costs of $423,387 were incurred and $32,826 in currency exchange effect was recognized resulting in a gain on divestment of subsidiary of $7,994,688.

Nose Rock

The Nose Rock Project is located in McKinley County, New Mexico.

Treeline

The Treeline project is located in McKinley and Cibola Counties, Grants Uranium District, New Mexico.

McKinley, Crownpoint and Hosta Butte

The Company owns a 100% interest in the McKinley properties and a 60 - 100% interest in the adjacent Crownpoint and Hosta Butte properties, all of which are located in McKinley County, New Mexico. The Company holds a 60% interest in a portion of a certain section at Crownpoint. The Company owns a 100% interest in the rest of the Crownpoint and Hosta Butte project area, subject to a 3% gross profit royalty on uranium produced.

West Largo

The West Largo Project is near the Grants Mineral Belt in McKinley County, New Mexico.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

9.	Mineral properties (continued)

New Mexico (continued)

Other New Mexico Properties

The Company holds mineral properties in an area located primarily in McKinley County in northwestern New Mexico.

In January 2022, the Company divested certain mineral interest to Ambrosia Solar, LLC (“Ambrosia”). The assets, having no net book value at the transaction date, resulted in a gain on disposal of the mineral interests of $48,480 recorded on the Company’s consolidated statements of loss and comprehensive loss.

Under the agreement, Ambrosia retained the right to acquire the uranium mineral rights associated with the property by quit claim deed to be furnished by the Company. In 2023, the Company received an additional payment of $24,240 to extend the option through January 14, 2024 which was recorded on the Company’s consolidated statements of loss and comprehensive loss. Subsequent to the year ended December 31, 2023, Ambrosia exercised its final option to complete the purchase of these rights and the Company received an additional payment of $24,240.

Related to a 2021 agreement, Wildcat Solar Power Plant, LLC exercised its option to acquire rights to certain mineral interests in September 2023. $16,000 was received in consideration. The asset having no net book value at the transaction date, resulted in a gain on disposal of the mineral interests of $16,000 recorded on the Company’s consolidated statement of comprehensive loss.

South Dakota

Dewey-Burdock

The Dewey-Burdock Project is an in-situ recovery uranium project located near Edgemont, South Dakota.

Texas

Kingsville Dome

The Kingsville Dome project is located in Kleberg County, Texas on land owned by the Company.

Rosita

The Rosita Project is located in Duval County, Texas on land owned by the Company.

At December 31, 2023, in accordance with its material accounting policy for mineral properties, the Company assessed its Rosita South Extension mineral property assets for impairment and found that the asset at a carrying value of $6,757,297 and a recoverable value of $5,301,822, resulting in an impairment charge of $1,455,475 on the Company’s consolidation statement of loss and comprehensive loss. Subsequent to recording impairment, the asset was reclassified as a Mining property asset (Note 10).

Upper Spring Creek

The Upper Spring Creek Project is located in Live Oak and Bee counties in Texas.

Butler Ranch

The Butler Ranch Exploration project is located in Karnes County, Texas.

Alta Mesa Project

The Alta Mesa Project is located in Brooks County, Texas.

Subsequent to the period ended December 31, 2023, the Company completed several transactions under a master transaction agreement with an unrelated company Boss Energy Ltd. The completion of this transaction resulted in the Company holding a 70% interest in the project while also remaining as the project manager. Boss Energy Ltd. holds a 30% interest in the project (Note 19).

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

9.	Mineral properties (continued)

Utah

Ticaboo

The Company owns three portions of a claim block located in Shootarang Canyon, Utah. The Company has a federal Plan of Operation and State of Utah approval for processing of the assets.

Other Utah Properties

The Company owns various mining claims throughout Utah, as well as its Cedar Mountain project located northwest of the White Mesa Mill in Blanding County, Utah.

Wyoming

Gas Hills

The Gas Hills Project is located in Riverton, Wyoming.

Dewey Terrace

The Dewey Terrace Project is located in Weston and Niobrara Counties of Wyoming. The project is adjacent to the Company’s NRC licensed Dewey-Burdock Project along the Wyoming-South Dakota state line.

Juniper Ridge

The Juniper Ridge Project is located in the southwest portion of Wyoming.

10.	Mining properties

At December 31, 2023, in accordance with its material accounting policy for mineral properties, the Company reclassified its Rosita Extension mineral property to a producing mining property.

Significant judgment was used to determine the recoverable value in use of the Rosita Extension asset. Recoverability is dependent upon assumptions and judgments in pricing for future uranium sales, costs of production, and mineral reserves. Other assumptions used in the calculation of recoverable amounts are discount rates, future cash flows and profit margins. A 10% change in these assumptions could impact the potential impairment of this asset.

The mining property’s balance at December 31, 2023 and December 31, 2022 consists of:

	Rosita Extension $	Total $
Balance, December 31, 2021	-	-
Additions	-	-
Amortization	-	-
Balance, December 31, 2022	-	-
Additions	5,301,820	5,301,820
Amortization	-	-
Balance, December 31, 2023	5,301,820	5,301,820

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

11.	Asset retirement obligations

The Company is obligated by various federal and state mining laws and regulations which require the Company to reclaim surface areas and restore underground water quality for certain assets in Texas, Wyoming, Utah and Colorado. These projects must be returned to the pre-existing or background average quality after completion of mining.

The Company updates these reclamation provisions based on cash flow estimates, and changes in regulatory requirements and settlements annually. The Company used an inflation factor of 2.5% per year and a discount rate of 11% in estimating the present value of its future cash flows.

The asset retirement obligations balance by project is as follows:

	December 31, 2023 $	December 31, 2022 $
Kingsville	2,458,564	3,151,875
Rosita	1,485,560	1,298,397
Vasquez	40,896	34,274
Alta Mesa	6,574,980	-
Centennial	168,806	168,806
Gas Hills	63,000	63,000
Ticaboo	36,000	36,000
Asset retirement obligations	10,827,806	4,752,352

The asset retirement obligations continuity summary is as follows:

Asset retirement obligation	$
Balance, December 31, 2021	4,176,493

Accretion	429,956
Settlement	(11,324)
Change in estimates	157,227
Balance, December 31, 2022	4,752,352

Additions (Note 9)	5,488,969
Accretion	1,099,119
Settlement	(291,449)
Change in estimates	(221,185)
Balance, December 31, 2023	10,827,806

At the year end, the undiscounted cash flows total $17,130,164 (December 31, 2022: $6,345,630).

12.	Share capital

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value.

During the year ended December 31, 2023, the Company issued:

i)	10,615,650 units for a public offering at a price of C$3.25 per unit for gross proceeds of $25,561,689 (C$34,500,863). Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of C$4.05 for a period of three years. The Company paid commissions of $1,504,047 (C$2,030,012) and other cash issuance costs of $391,939 (C$529,000).

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

12.	Share capital (continued)

ii)	23,277,000 subscription receipts issued December 6, 2022 at a price of C$3.00 per Subscription Receipt were converted into units for gross proceeds of $51,737,788 (C$69,831,000). Each unit is comprised of one common share of enCore and one share purchase warrant. Each warrant entitles the holder to purchase one additional share at a price of C$3.75 for a period of three years. The Company paid commissions of $3,018,893 (C$4,074,600), other cash issuance costs of $171,365 (C$231,291) and issued 1,350,000 finders’ warrants with a fair value of $1,415,067 (C$1,909,916). 1,066,500 of the finder’s warrants are exercisable into one common share of the Company at a price of C$3.91 for 27 months from closing; 283,500 of the finder’s warrants are exercisable into one common share of the Company at a price of C$3.25 for 27 months from closing. The value of the finders’ warrants was derived using the Black-Scholes option pricing model.

The weighted average assumptions used in the Black-Scholes option pricing model are as follows:

Weighted Average
Quantity	1,066,500	263,500
Exercise Price	$3.91	$3.25
Share price	$3.20	$3.20
Discount Rate	4.19%	4.19%
Expected life (years)	2.25	2.25
Volatility	81.81%	81.81%
Fair value of finders’ warrants (CAD per option):	$1.38	$1.54

iii)	6,034,478 common shares were issued on the exercise of warrants, for gross proceeds of $16,995,629.

iv)	575,676 common shares were issued on the exercise of stock options, for gross proceeds of $557,465. In connection with the stock options exercised, the Company reclassified $1,041,239 from contributed surplus to share capital.

v)	In June 2023 the Company filed a Canadian short form base shelf prospectus of $140 million and U.S. registration statement on Form F-10. The Company also filed a prospectus supplement, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $70.0 million. The sale of common shares is to be made through “at-the-market distributions” (“ATM”), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on a U.S. Exchange. At December 31, 2023, 15,690,943 common shares were sold in accordance with the Company’s ATM program for gross proceeds of $49,444,256.

During the year ended December 31, 2022, the Company issued:

i)	6,535,947 units through a “bought deal” prospectus offering at a price of C$4.59 per unit, for gross proceeds of $23,057,411 (C$30,000,000). Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of C$6.00 for a period of two years. The Company paid commissions of $1,239,336 (C$1,612,500), other cash issuance costs of $234,539 (C$305,159) and issued 351,307 finders’ warrants with a fair value of $672,343 (C$874,785). The finder’s warrants are exercisable into one common share of the Company at a price of C$4.59 for two years from closing;

ii)	2,291,642 common shares were issued on the exercise of warrants, for gross proceeds of $2,452,227. In connection with certain of the warrants exercised, the Company reclassified $147,772 from contributed surplus and credited share capital;

iii)	1,016,436 common shares were issued on the exercised of stock options, for gross proceeds of $1,177,093. In connection with the stock options exercised, the Company reclassified $2,728,487 from contributed surplus and credited share capital; and

iv)	193,348 common shares for the settlement and compensation for services received in relation to the Company’s acquisition of Azarga Uranium Corporation during the year ended December 31, 2021.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

12.	Share capital (continued)

Stock options

The Company adopted a Stock Option Plan (the “Plan”) under which it is authorized to grant options to Officers, Directors, employees and consultants enabling them to acquire common shares of the Company. The number of shares reserved for issuance under the Plan cannot exceed 10% of the outstanding common shares at the time of the grant. The options can be granted for a maximum of five years and vest as determined by the Board of Directors.

The Company’s stock options outstanding at December 31, 2023 and December 31, 2022, and the changes for the year then ended, are as follows:

	Year ended December 31, 2023		Year ended December 31, 2022
	Options	Weighted average exercise price	Options	Weighted average exercise price
	#	CAD $	#	CAD $
Options outstanding, beginning of period/year	7,235,648	2.52	5,272,294	1.42
Granted	2,670,181	2.85	3,107,501	4.10
Exercised	(575,676)	1.31	(1,016,436)	1.51
Forfeited/expired	(917,271)	3.20	(127,711)	3.60
Options outstanding	8,412,882	$2.63	7,235,648	$2.52
Options exercisable	5,921,267	$2.39	4,928,144	$1.78

As of December 31, 2023, stock options outstanding were as follows:

		Options Outstanding		Options Exercisable
		December 31, 2023		December 31, 2023
Option price per share	Options #	Weighted remaining life (years)	Weighted exercise price CAD $	Options #	Weighted exercise price CAD $
$0.18 - 1.92	2,792,289	0.33	$0.77	2,792,289	$0.77
$2.40 - 3.79	2,981,008	1.43	$2.89	1,090,331	$2.92
$4.20 - 5.76	2,639,585	0.93	$4.30	2,038,647	$4.33
	8,412,882	2.68	$2.63	5,921,267	$2.39

During the year ended December 31, 2023, the Company granted an aggregate of 2,670,181 stock options to Directors, Officers, employees, and an accounting advisory consultant of the Company. A fair value of C$5,616,767 was calculated for these options as measured at the grant date using the Black-Scholes option pricing model.

During the year ended December 31, 2022, the Company granted an aggregate of 3,107,501 stock options to Directors, Officers, and consultants of the Company. A fair value of $7,665,042 was calculated for these options as measured at the grant date using the Black-Scholes option pricing model.

The Company’s standard stock option vesting schedule calls for 25% every six months commencing six months after the grant date.

During the year ended December 31, 2023, the Company recognized stock option expense of $4,538,747 (December 31, 2022 - $5,744,655) for the vested portion of the stock options.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

12.	Share capital (continued)

Stock options (continued)

The fair value of all compensatory options granted is estimated on the grant date using the Black-Scholes option pricing model. The weighted average assumptions used in calculating the fair values are as follows:

	December 31,	December 31,
	2023	2022
Risk-free interest rate	3.34%	2.06%
Expected life of option	5.0 years	4.9 years
Expected dividend yield	0%	0%
Expected stock price volatility	95.43%	116.48%
Fair value per option	CAD $2.10	CAD $3.21

Share purchase warrants

A summary of the status of the Company’s warrants as of December 31, 2023, and December 31, 2022, and changes during the year then ended is as follows:

	Year ended December 31, 2023		Year ended December 31, 2022
	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price
	#	CAD $	#	CAD $
Warrants outstanding, beginning of year	7,494,506	4.43	6,298,839	2.43
Granted	30,013,783	3.80	3,670,919	5.81
Exercised	(6,034,479)	3.35	(2,291,642)	1.39
Expired	(12,006)	2.02	(183,610)	1.67
Warrants outstanding, end of period/year	31,461,804	4.04	7,494,506	4.43

As of December 31, 2023, share purchase warrants outstanding were as follows:

		Warrants Outstanding
		December 31, 2023
Warrant price	Warrants	Weighted average remaining life	Weighted average exercise price
per share	#	(years)	CAD $
$3.00 - 4.05[1]	28,088,438	1.77	$3.81
$4.59 - 6.00	3,373,366	0.02	$5.96
	31,461,804	1.79	$4.04

[1]	Includes 1,000 outstanding warrants at an exercise price of C$3.00 which also include power warrants exercisable into one share and one-half warrant. Each whole warrant is exercisable at C$3.90 for 36 months.

Share subscriptions received

As of December 31, 2022, the Company held in escrow $51,558,624 (C$67,596,720) in share subscriptions pertaining to a financing that closed concurrently with the Company’s acquisition of Alta Mesa (Note 9).

Convertible promissory note

On February 14, 2023, the Company issued a secured convertible promissory note (the “Note”) in connection with the Alta Mesa acquisition (Note 9).

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

12.	Share capital (continued)

Convertible promissory note (continued)

The principal value of the Note is $60,000,000, and the Note is secured by certain assets of the Company pursuant to the terms of a Pledge Agreement, a Security Agreement, and a Guaranty Agreement between the parties.

The principal portion of the Note is convertible at any time and at the option of the holder into common shares of the Company at a conversion price of $2.9103 per share until maturity on February 14, 2025, and bears interest at a rate of 8.0% per annum. Commencing on June 30, 2023, the Company must make semi-annual interest only payments on June 30 and December 31, of each year through to maturity.

The Note was valued initially by measuring the fair value of the liability component using a 12% discount rate, and by allocating the residual (using the residual value method) to the equity conversion feature.

A reconciliation of the convertible debenture components is as follows:

	Liability	Equity	Total
	$	$	$
Balance, December 31, 2022 and December 31, 2023	-	-	-

Issuance of promissory note	56,186,734	3,813,266	60,000,000
Accretion expense	3,052,433	-	3,052,433
Principal payments	(40,000,000)	-	(40,000,000)
Accrued interest, not yet paid	-	-	-
Balance, December 31, 2023	19,239,167	3,813,266	23,052,433
Liabilities:
Current portion - convertible debenture (accrued interest)	-	-	-
Long term portion - convertible debenture	19,239,167	-	19,239,167
Balance, December 31, 2023	19,239,167	-	19,239,167

Subsequent to the period ended December 31, 2023, the outstanding balance on this note was converted by the holder and accrued interest was paid (Note 19).

13.	Related party transactions and balances

Related parties include key management of the Company and any entities controlled by these individuals as well as other entities providing key management services to the Company. Key management personnel consist of Directors and senior management including the Executive Chairman, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Chief Administrative Officer.

The amounts paid to key management or entities providing similar services are as follows:

		December 31,	December 31,
		2023	2022
		$	$
Consulting	(1)	154,529	103,514
Data acquisition		-	55,150
Directors’ fees	(2)	185,583	192,604
Staff costs		5,956,285	1,607,211
Stock option expense		3,586,512	4,729,503
Total key management compensation		9,882,909	6,687,982

(1)	During the year ended December 31, 2023, the Company incurred communications & community engagement consulting fees of $147,529 (December 31, 2022 - $103,514) according to a contract with Tintina Holdings, Ltd., a company owned and operated by the spouse of the Company’s Executive Chairman. The Company also incurred finance and accounting consulting fees of $7,000 (December 31, 2022 – nil) according to a contract with Hovan Ventures LLC, a company owned and operated by the former CFO for the Company.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

13.	Related party transactions and balances (continued)

During the period Tintina Holdings, Ltd’s contract was reassigned to a company named 5 Spot Corporation, a new Company owned by the spouse of the Company’s Executive Chairman.

(2)	Directors’ Fees are included in staff costs on the consolidated statements of loss and comprehensive loss.

During the year ended December 31, 2023, the Company granted 2,075,000 options (December 31, 2022: 2,566,667) to key management, with a fair value of $3,174,594 (December 31, 2022: $6,496,785).

As of December 31, 2023, and December 31, 2022, the following amounts were owing to related parties:

		December 31,	December 31,
		2023	2022
		$	$
5 Spot Corp	Consulting services	12,000	12,744
Hovan Ventures LLC	Consulting services	7,000	-
Officers and Board members	Accrued compensation	2,501,594	428,630
		2,520,594	441,374

14.	Management of capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to support the exploration, evaluation, and development of its mineral properties and to maintain a flexible capital structure that optimizes the cost of capital within a framework of acceptable risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue debt, and acquire or dispose of assets.

The Company is dependent on the capital markets as its primary source of operating capital and the Company’s capital resources are largely determined by the strength of the junior resource markets, the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects.

The Company considers the components of shareholders’ equity as capital.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2023, and the Company is not subject to any externally imposed capital requirements.

15.	Financial instruments

Financial instruments include cash, receivables and marketable securities and any contract that gives rise to a financial asset to one party and a financial liability or equity instrument to another party. Financial assets and liabilities measured at fair value are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels. The hierarchy is as follows:

1.	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

15.	Financial instruments (continued)

2.	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Marketable securities are measured at Level 1 of the fair value hierarchy. The Company classifies these investments as financial assets whose value is derived from quoted prices in active markets and carries them at FVTPL.

The Company classifies its cash, restricted cash and receivables as financial assets measured at amortized cost. Accounts payable, lease liability, due to related parties, and convertible promissory note are classified as financial liabilities measured at amortized cost. The carrying amounts of receivables, accounts payable, and amounts due to related parties approximate their fair values due to the short-term nature of the financial instruments. The carrying value of the Company’s convertible promissory note, and lease liabilities approximates fair value as they bear a rate of interest commensurate with market rates.

Investments in uranium are measured at Level 1 of the fair value hierarchy. The Company classifies these investments as financial assets measured at fair value as determined based on the most recent month-end spot prices for uranium published by UxC and converted to Canadian dollars at the date of the consolidated statements of financial position.

Currency risk

Foreign currency exchange risk is the risk that future cash flows, net income and comprehensive income will fluctuate as a result of changes in foreign exchange rates. As the Company’s operations are conducted internationally, operations and capital activity may be transacted in currencies other than the functional currency of the entity party to the transaction.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by obtaining most of its estimated annual U.S. cash requirements and holding the remaining currency in Canadian dollars. The Company monitors and forecasts the values of net foreign currency cash flow and consolidated statement of financial position exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

The following table provides an indication of the Company’s foreign currency exposures during the years ended December 31, 2023, and December 31, 2022:

	December 31,	December 31,
	2023	2022
	C$	C$
Cash	5,120,718	216,871
Marketable Securities - Current	22,333,093	3,162,362
Accounts payable and accrued liabilities	(351,193)	(2,890,582)
	27,102,618	488,651

A 10% change in Canadian/US foreign exchange rate at period end would have changed the net loss of the Company, assuming that all other variables remained constant, by $2,049,192 for the year ended December 31, 2023 (December 31, 2022 - $352,315).

The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

15.	Financial instruments (continued)

Credit risk

Credit risk arises from cash held by banks and financial institutions and receivables. The maximum exposure to credit risk is equal to the carrying value of these financial assets. Some of the Company’s cash is held by a Canadian bank.

Market risk

The Company is exposed to market risk because of the fluctuating value of its marketable securities (Note 4). The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2023 value of marketable securities every 10% change in the share price of these holdings would have impacted loss for the period, by approximately $1,689,000 (December 31, 2022 - $550,000) before income taxes.

Further, the Company is still primarily in the exploration stage; commodity prices are not reflected in operating financial results. However, fluctuations in commodity prices may influence financial markets and may indirectly affect the Company’s ability to raise capital to fund exploration.

Interest rate risk

Interest rate risk mainly arises from the Company’s cash, which receives interest based on market interest rates. The interest rate risk on cash is not considered significant.

Liquidity risk

The Company is primarily engaged in the acquisition, exploration, and development of uranium resource properties in the United States which is subject to significant inherent risk. Declines in the market prices of uranium and delays in the production, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Company’s operations and cash flows and its ability to maintain sufficient liquidity to meet its financial obligations. Adverse changes to the factors mentioned above have impacted the recoverability of the Company’s mineral properties property, mining properties, and plant and equipment, which may result in impairment losses being recorded.

The Company’s current operating budget and future estimated cash flows indicate that the Company will generate positive cash flow in excess of the Company’s cash commitments within the twelve-month period following the date these consolidated financial statements were authorized for issuance.

The Company may be required to raise additional funds from external sources to meet these requirements. There is no assurance that the Company will be able to raise such additional funds on acceptable terms, if at all.

If the Company raises additional funds by issuing securities, existing shareholders may be diluted. If the Company is unable to obtain financing from external sources or issuing securities the Company may have difficulty meeting its payment obligations.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

16.	Segmented information

The Company operates in a single segment: the acquisition, exploration, and development of mineral properties in the United States.

The table below provides a breakdown of the Company’s long-term assets by geographic segment:

	South Dakota $	Texas $	New Mexico $	Wyoming $	Other States $	Canada $	Total $
Intangible assets	-	122,401	217,241	-	188,640	-	528,282
Property, plant and equipment	60,630	2,273,791	-	-	-	-	2,334,421
Mineral properties	86,220,848	9,144,069	4,905,348	41,754,462	3,194,359	-	145,219,086
Mining properties	-	-	-	-	-	-	-
Right-of-use assets	-	168,871	-	-	-	16,743	185,614
Balance, December 31, 2022	86,281,478	11,709,132	5,122,589	41,754,462	3,382,999	16,743	148,267,403

Intangible assets	-	122,399	216,340	-	174,982	-	513,721
Property, plant and equipment	208,619	14,761,241	-	-	-	-	14,969,860
Mineral properties	86,713,367	132,454,909	2,521,503	42,158,462	3,360,897	-	267,209,138
Mining properties	-	5,301,820	-	-	-	-	5,301,820
Right-of-use assets	-	443,645	-	-	-	-	443,645
Balance, December 31, 2023	86,921,986	153,084,014	2,737,843	42,158,462	3,535,879	-	288,438,184

17.	Supplemental cash flows

The Company incurred non-cash financing and investing activities as follows:

	December 31,	December 31,
	2023	2022
	$	$
Non-cash financing activities:
Share issue costs on finders’ warrants issued	1,415,057	-
Deferred financing costs remaining in accounts payable and accrued liabilities	-	1,513,220
	1,415,057	1,513,220
Non-cash investing activities:
Mineral property costs included in accounts payable and accrued liabilities	327,607	27,040
Property, plant, and equipment additions included in accounts payable and accrued liabilities	187,834	20,090
Reclamation Settlements remaining in Accounts Payable	9,651	-
Convertible promissory note issued for asset acquisition (Note 10)	60,000,000	-
Marketable securities received on divestitures	9,815,100	3,051,564
	70,340,192	3,098,694

There were no amounts paid for income taxes during the years ended December 31, 2023, and December 31, 2022.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

18.	Current and deferred income tax

Income tax expense (recovery)

	December 31, 2023	December 31, 2022
	$	$

Current tax expense (recovery)
Current period	2,450

Deferred tax expense (recovery)
Orgination and reversal of temporary differences	(4,631,094)	(2,949,101)
Change in tax rate	(321,972)
Change in unrecognized temporary differences	4,953,071	2,949,101
Income tax expense (recovery)	2,455	-

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

18.	Current and deferred income tax (continued)

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate tax rates to income before tax. These differences result from the following:

	December 31, 2023	December 31, 2022
	$	$
Loss before income tax	(22,385,977)	(16,515,389)
Statutory income tax rate	27%	27%
Expected income tax expense (recovery)	(6,044,214)	(4,459,155)
Increase (decrease) resulting from:
Change in unrecognized temporary differences	4,953,071	2,949,101
Permanent differences	1,135,213	1,159,884
Change in tax rate	(321,972)	-
Effect of tax rates in foreign jurisdictions	221,891	146,727
Share issue costs	-	201,740
Other	58,461	1,703
Income tax expense (recovery)	2,450	-

Recognized deferred tax assets and liabilities

Deferred tax assets are attributable to the following:

	December 31, 2023	December 31, 2022
	$	$
Loss carryforwards	2,136,465	488,823
Lease liability and other	166,894	-
Deferred tax assets	2,303,159	488,823
Set-off of tax	(2,303,159)	(488,823)
Net deferred tax assets	-	-

Deferred tax liabilities are attributable to the following:

	December 31, 2023 $	December 31, 2022 $
Intangible assets	(37,659)	(39,481)
Right-of-use assets	(119,784)	(42,472)
Fixed assets	(913,369)	(276,699)
Convertible note	(182,600)	-
Marketable securities	(1,049,747)	(130,171)
Deferred tax liabilities	(2,303,159)	(488,823)
Set-off of tax	2,303,159	488,823
Net deferred tax liability	-	-

Unrecognized deferred tax assets

	December 31, 2023	December 31, 2022
	$	$
Deductible temporary differences	16,045,512	3,920,076
Tax losses	40,067,059	26,069,552
	56,112,571	29,989,628

Deferred tax assets have not been recognized in respect of the above items, because it is not probable that future taxable profit will be available against which the Company can use the benefits therefrom.

enCore Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and December 31, 2022
(Expressed in USD unless otherwise noted)

18.	Current and deferred income tax (continued)

The Company has Canadian non-capital loss carryforwards of $42,405,288 (December 31, 2022 - $28,628,469), that will start expiring in 2028 and US federal net operating loss carryforwards of $27,093,435 (December 31, 2022 - $21,099,321), of which $21,217,214 can be carried forward indefinitely and $5,876,221 that will start expiring in 2027.

19.	Events after the reporting period

Subsequent to December 31, 2023, the following reportable events were completed:

(a)	The Company issued 5,451,669 shares pursuant to the exercise of warrants for gross proceeds of $16,507,663 (C$22,280,554).

(b)	The Company issued 127,716 shares pursuant to the exercise of brokers warrants for gross proceeds of $411,979 (C$556,052).

(c)	The Company sold 393,365 common shares in accordance with the Company’s ATM program for gross proceeds of $1,595,143.

(d)	The Company sold 102,400 common shares in accordance with the Company’s ATM program for gross proceeds of $412,782 (C$557,133).

(e)	The Company issued 6,872,143 common shares and paid $197,701 in accrued interest pursuant to the conversion of the outstanding balance on its convertible note by its holder (Note 12).

(f)	The Company issued 697,754 common shares pursuant to the exercise of stock options for gross proceeds of $900,077 (C$1,214,843).

(g)	The Company granted 425,000 stock options to employees and contractors with an average exercise price of C$6.11.

(h)	The Company received $85,500 pursuant to the release of a cash bond held by the Bureau of Land Management pertaining to Arizona state mineral leases (Note 10).

(i)	The Company sold 15,000,000 shares of Anfield Energy Inc for gross proceeds of C$1,097,950.

(j)	The Company purchased 1,716,260 units of NFI at a price of C$0.60 per unit. Each unit is comprised of 1 common share and one half of a warrant. This investment maintained the Company’s ownership level at 19.9%.

(k)	The Company received $60 million in consideration of Boss Energy’s 30% share of a joint venture arrangement for the Company’s Alta Mesa project.

(l)	The Company received $10 million from Boss Energy for a private placement of 2,564,102 enCore common shares at $3.90 per share.

(m)	The Company entered into a loan agreement providing for up to 200,000 pounds of uranium to be lent by Boss Energy.

(n)	The Company entered a strategic collaboration agreement with Boss Energy to research and develop the Company’s PFN technology, to be financed equally by each party.

(o)	In the normal course of business, the Company completed the following uranium transactions related to existing uranium contracts (Note 3).:

1)	Purchased 125,000 lbs for $9,822,500
2)	Sold 320,000 lbs for $30,491,000
3)	Received a loan of 200,000 lbs